Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

Contact:

Sean B. O’Connor

Vice President, Finance and Chief Financial Officer

LeCroy Corporation

Tel: 845-425-2000

LeCroy Corporation to Repurchase 4.00% Convertible Notes due 2026, Upon the Election of Holders

Chestnut Ridge, NY, September 8, 2011 — LeCroy Corporation (Nasdaq: LCRY) announced today that pursuant to the terms of the Indenture governing its 4.00% Convertible Senior Notes due 2026, holders of the notes have the right to surrender their notes for repurchase beginning on September 16, 2011. Each holder of the notes has the right to require the Company to repurchase all or a portion of such holder’s notes for cash at a price equal to the principal amount of notes plus any accrued and unpaid interest. If all outstanding notes are surrendered for repurchase, the aggregate Repurchase Price will be approximately $29.7 million plus accrued and unpaid interest to, but excluding, October 15, 2011.

In order to surrender the notes for repurchase, a Repurchase Notice must be delivered to U.S. Bank National Association, the trustee and paying agent for the notes, no later than 5:00 p.m. EDT, on October 17, 2011. The holders of notes complying with the transmittal procedures of The Depository Trust Company need not submit a physical Repurchase Notice to U.S. Bank National Association. The holders may withdraw any notes previously surrendered for repurchase at any time no later than 5:00 p.m. EDT on October 17, 2011.

LeCroy filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Company will make available to the holders of the notes, through The Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing notes for repurchase. Note holders are encouraged to read these documents carefully before making any decision with respect to the surrender of the notes, because these documents contain important information regarding the details of the Company’s obligation to repurchase the notes.

The notes are convertible under certain circumstances into 68.7285 shares of the Company’s common stock per $1,000 principal amount of notes, subject to adjustment under certain circumstances. The notes are not currently convertible.

This press release does not constitute an offer to purchase the notes. The offer to repurchase is made solely by the Company’s “Notice of Repurchase Right to the Holders of LeCroy Corporation 4.00% Convertible Senior Notes due 2026” dated September 8, 2011.

About LeCroy Corporation

LeCroy Corporation is a worldwide leader in serial data test solutions, creating advanced instruments that drive product innovation by quickly measuring, analyzing and verifying complex electronic signals. The Company offers high-performance oscilloscopes, serial data analyzers and global communications protocol test solutions used by design engineers in the computer, semiconductor and consumer electronics, data storage, automotive and industrial, and military and aerospace markets. LeCroy’s 47-year heritage of technical innovation is the foundation for its recognized leadership in “WaveShape Analysis” - capturing, viewing and measuring the high-speed signals that drive today’s information and communications technologies. LeCroy is headquartered in Chestnut Ridge, New York. Company information is available at http://www.lecroy.com.